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Transcript of

Getty Images, Inc.

Analyst Day

March 17, 2022

Participants

Jennifer Leyden - Chief Financial Officer, Getty Images, Inc.

Chinh Chu - Founder and Chief Executive Officer, CC Neuberger Principal Holdings II

Craig Peters - Chief Executive Officer, Getty Images, Inc.

Grant Farhall - Chief Product Officer, Getty Images, Inc.

Gene Foca - Chief Marketing Officer, Getty Images, Inc.

Mikael Cho - Co Founder and CEO, Unsplash

Nate Gandert - Chief Technology Officer, Getty Images, Inc.

Lizanne Vaughan - Chief People Officer, Getty Images, Inc.

Tanya Crawford - VP and General Manager, Custom Solutions

Andrew Delaney - Director, Head of Creative and Production, Getty Images, Inc.

Rebecca Swift - VP of Creative Insights, Getty Images, Inc.

Presentation

Jennifer Leyden - Chief Financial Officer, Getty Images, Inc.

Good morning, good afternoon, good evening and thank you all for joining us. I'm Jenn Leyden, and I'm the CFO of Getty Images. We are so excited to be virtually with you today, to take you through the Getty Images story. We are a leading visual content creator and market players. So what better way to kick this all off than to lead, but some of that visual content. That was one of two recently launched branding spots that we are incredibly proud of, we'll of course get to see a lot more of our spectacular content as we move through the presentation.

Please note, this presentation includes important disclaimers beginning on Page 3 of the presentation, including with respect to forward-looking statements, and non-GAAP metrics referenced in these materials.

We're joined today by several presenters. First Chinh Chu, Founder and CEO of CC Neuberger Principal Holdings II our partners in bringing Getty Images back to the public markets, and also several members of the Getty Images executive and senior leadership teams. Our executive team has a combined more than 200 years of experience, licensing content and working in the media technology and e-commerce space.

When we speak today to the accomplishments and improvements in this business over the past several years, you'll be hearing from some of the team that help to deliver that transformation. First, Craig Peters, our CEO; Grant Farhall, Chief Product Officer, Gene Foca, Chief Marketing Officer; Mikael Cho, Co-Founder and CEO of Unsplash; Nate Gandert, Chief Technology Officer; Lizanne Vaughan, Chief People Officer, Tanya Crawford, our VP and General Manager of Custom Solutions; Andrew “Dizz” Delaney, our Director, Head of Creative and Production. And last but certainly not least, Dr. Rebecca Swift, our VP of Creative Insights.

With that it is my extreme honor to hand it over to Chinh Chu to get us started today.

Chinh Chu - Founder and Chief Executive Officer, CC Neuberger Principal Holdings II

Thanks, Jenn. As many of you know, my name is Chinh Chu. I had a 25-year career at Blackstone, where I helped build up the private equity business and was Co-Head of Private Equity. I founded CC Capital approximately 6 years ago. CC Capital is focused on partnering with, and investing in, the highest quality companies with significant moats and barriers to entry, and where there are strong secular tailwinds to fuel enduring growth. Getty certainly fits that description. We’re very pleased to be partnering up with this management team and to introduce to you Getty today.

Getty Images is an extremely high-quality company, with an iconic brand and significant sources of competitive differentiation, over 477 million total assets, a strong market position, and exclusive content from its 80,000 plus exclusive contributors, which leads to an enduring ecosystem. Getty sits at the center of 2 key themes: the first is capitalizing on the digital economy, which is accelerating; and the second is capitalizing on content. We believe there are several attractive opportunities ahead for the business, some of which I’ll briefly touch on.

Subscription revenue: Getty has an attractive subscription model, which is highly relevant to today’s digital economy, and offers a tremendous value proposition to customers. Almost 50% of revenue comes from annual subscriptions with very strong retention rates. We believe there’s an opportunity to accelerate this further through continued penetration and upsell, particularly across the corporate customer base. This is a trend that benefits from tremendous whitespace and strong digital tailwinds. Similarly on the video side, the business will continue to benefit from a positive secular trend of video demand. We believe there’s an opportunity to accelerate this further and complement the subscription offering.

On the content side: As you know, in today’s world, content is king. And Getty has compelling, impactful, and unique visual content, which is exceedingly valuable today and is at the core of the company’s success. As mentioned, Getty’s library includes more than 477 million total assets, which includes content from our 80,000 plus exclusive contributors, as well as a unique and proprietary archive. The content will fuel the company’s growth and it’s also at the core of a whitespace opportunity to monetize the content via a lot of new revenue streams, including NFTs. So, for example, if you assume Getty captures 10 bps of market share, this would represent $80 million of revenue based on certain industry estimates.

Marketing: The company has been able to generate very high ROI marketing, which helps to create opportunity for growth going forward. We expect that the ability to make high returns on incremental marketing dollars will present the opportunity to meaningfully expand growth beyond the current guidance. There also exists a whitespace opportunity to increase marketing spend to drive growth in the international markets. For example, assuming historical ARPU and customer acquisition costs, a 1% increase in marketing spend as a percentage of revenue could yield $60 million of incremental revenue.

Lastly, on technology: Getty has invested in technology and we believe that we’re the market leader. This technology serves to enhance our capability in search and functionality. Our investments, including on the AI/ML front, will help differentiate the company further from its competitors, and the team will discuss this in more detail.

Let’s go to Page 7, transaction overview: This is a transaction that accomplishes meaningful de-levering of the business to unlock growth and investment. Importantly, this transaction has a significant investment from the sponsors, incremental capital from the Getty family, a shift of Koch from preferred to common equity, and includes 100% roll of the existing Getty and Koch common equity stake. There’s a total of $619 million of investment from the sponsors, including the FPA, Backstop, Risk Capital and incremental PIPE commitment. We believe this is an incredible opportunity to partner with a world class business and a world class management team.

Most importantly, Getty Images offers its customers a very compelling value, with extremely high barriers to entry, and is positioned perfectly at the nexus of the digital economy.

With that, I’d like to turn it over to Craig, our CEO.

Craig Peters - Chief Executive Officer, Getty Images, Inc.

Thanks, Chinh. I'm extremely excited to present the Getty Images business. It's a fantastic business and team, which I'm proud to lead and bring back to the public markets. This slide is Getty Images business at 30,000 feet, I break it down into three core pillars. Starting on the right of the slide, we represent and produce the very best visual content. We do this through over 300 partners, over 450,000 contributors of which 80,000 are exclusive to Getty Images, some amazing staff and a recurring investment in our archives.

Moving to the far left of the slide, we represent the largest and best path to market for visual creators. We reach all customer segments, corporate, agency and media, and through our brands, we reach customers in the largest entities down to the very smallest. Almost half our revenue is via annual subscriptions with strong customer loyalty. We maintain deep integrations within our platforms, internet platforms, and we do all this on a global scale.

At the center of this is our proprietary, scalable, reliable, flexible, and unified platform. It can handle the variety of our content and varying customer requirements and workflows. It can serve as customers in any geography and allows us very unique insights through the resulting data. All over 1,600 employees are focused on improving our reach, our platform, and our content every day.

Jenn will take you through our financials and KPIs in more detail. But through our best-in-class content reach and platform, we're able to produce a great business. Getty Images is highly differentiated in space through the depth, breadth, and quality of its offerings. We are deeply embedded with our customers, and we have a highly attractive business model positioned to deliver sustained profitable growth over the long-term. We'll dive into these elements over the next several hours.

As a roadmap to that deep dive, I'll share an overview of our market and our value proposition. I will share how we create and sustain a differentiated content offering. We'll share some videos and a presentation by Dr. Rebecca Swift of our VP of Creative Insights, providing even more detail on our unique approach and resulting content offering. Grant Farhall will take you through how we built our subscription business. And Gene Foca will walk you through how we fundamentally altered our customer acquisition to drive accelerated growth and increased efficiencies.

So let's get into it. Our market is driven by the needs of all businesses to maintain a vibrant digital presence. They need to be on more platforms than ever before. They need to publish on these platforms more frequently than ever before. And these platforms are increasingly visual. With video at the forefront. I want you to think TikTok and YouTube. It is a digital and visual world and business need relevant and high quality visual content to engage their target audiences, wherever they are.

Beyond the aggregate demand growth driven by digital, there's another important trend in our market. And that's the growth of the corporate customer. As companies struggle with the frequency of publishing across more platforms, and doing so at lower costs, we are seeing corporations bring large parts of their marketing in house. This is creating new customers and direct relationships for Getty Images. And it's not limited to large corporations. Through our eye stock brand, we're seeing large volumes of small businesses, needing visual content as they need to be online and look like big businesses.

10 years ago, the corporate segment represented less than a third of our business. It's now over half. Those will present later today. We're still early in this trend. And of course, the need for content does not stop with traditional businesses. Now everybody is a creator. Fueled by the gig economy and platforms that simplify creation and distribution, there is a new and rapidly expanding creative economy. Later, Mikael Cho will share how our recent acquisition of Unsplash plays directly into that expansion.

Getty Images is well positioned to capitalize on each of those market trends by being an efficient, low cost solution to meet all of our customers content needs. Whether you're a corporation, a media company, or an agency, whether you're a big business or a small business, Getty Images provides a simple and convenient, powerful, high quality solution, which enables creativity and innovation at lower costs and at reduce risk. That's our value proposition.

We deliberately designed an end-to-end brand solution offering to capitalize on the macro trends impacting our space. We now cover every corner of the market with our three core brands. Getty Images is focused on serving large enterprises. iStock on small and medium sized businesses. Unsplash on serving that extremely long tail of prosumers, and semi-professional creators through its website and deep API integrations. In each case, our brands provide a unique content offering in differentiation from the competition.

We break our content down between creative and editorial. Creative is still in video content, which is released for commercial use, and used to promote brands and their products and services. Creative is almost two-thirds of our revenue. Editorial is still in video content covering contemporary news, sport, and entertainment events from across the globe, as well as our archive of historic events. In each case, we are highly differentiated via our unique approach and scale, our expertise, and our exclusive premium content.

This slide outlines our approach to creative content. Getty Images is the only company that takes a truly active role in the creation of the creative content we distribute. Our competitors are in passive marketplaces, and all offer the exact same content from the same contributors. Our active approach our unique active approach starts with a talented team of over 85 individuals who are creative content experts. This team is investing in detailed research to understand and project demographic, cultural, and visual trends. They are answering big questions like what does travel look like post-COVID.

We then partner with third-party organizations to augment and validate our understanding. These organizations like GLAAD, AARP and NAACP, who help us inform authentic representation across diverse communities. These are the very communities whom our customers are trying to engage. We then share this research and insights with our exclusive partners and over 75,000 exclusive creative contributors.

Again, we're the only company to have a meaningful number of exclusive contributors. This allows our creators to produce the most authentic on trend, contemporary creative content, which is exclusive to us. Not only do these exclusive contributors benefit from our research and direction they receive higher royalty rates and play into a much larger royalty pool. Well less than a quarter of our total creators exclusive contributors generate over 60% of our revenue. This means they earn much higher returns for their investment. And those returns are critical as they invest their capital to create content. Higher returns equate to higher investment which equates to higher content quality.

This video takes you a bit deeper into our unique approach, demonstrating how we'll work closely with our base of exclusive contributors to produce the creative content we represent. Let's roll the video.

That is our creative content, representing over two-thirds of our revenue. To reiterate, what you saw on that video is unique to Getty Images. It's our active hand. All that work starts with the research to understand the world to come.

I'm now pleased to introduce Dr. Rebecca Swift, our VP of Creative Insights, who will share more about the work, she and her unique team do to keep our content ahead of changes in demand. Rebecca?

Rebecca Swift - VP of Creative Insights, Getty Images, Inc.

Thank you, Craig. Our insights are derived from our visual GPS research program. It is called Visual GPS. Because it's research that is conducted to help our customers navigate the crowded visual landscape. It was developed with creative challenges in mind to enable brands to use visual content commercially. We are -- we were the first company to develop this type of work over 25 years ago, and it has expanded over the lifetime of Getty Images as our customer and contributor numbers and our data have grown.

We continue to invest in research and although technology has enabled visual content to be analyzed in ways that were unimaginable when we started out. We believe key to this work is the training of visual analysis, visual analysts, because in order to differentiate our content, and create opportunities for our contributor communities, understanding how and why visual content works is paramount.

The research itself is multifaceted. Internally, we have access to 2.3 billion searches, and have a view of millions of assets licensed by customers globally. This data allows us to identify patterns and track the popularity trends through our most downloaded assets. We combine this with feedback from consulting with our customers directly, as well as from discussions during the webinars and talks that we give each month.

We believe that we have the world's best view of content usage across mediums, subject matter and industry sectors. We also track our internal gathered data against external shifts in advertising, marketing, in the media, and as well as social media behavior. And we analyze the impact of global events. As well as having deep visual expertise of global commercial content. We also have local insight on how global events play out within the major regions of the world. We are well aware that our business is mainly B2B. So to complete the circle, we run consumer surveys regularly to contextualize the B2B data with the audience that our customers are attempting to connect with. We also run image testing, and investigating new technology to understand how brands might evolve their visual communication to better connect with what consumers are expecting to see and what is meaningful to them.

Finally, my PhD thesis established a methodology for an analyzing commercial visuals and identifying evolutionary content cycles, which we use proprietarily. My ongoing academic research also connects us to a long range research that helps us model further into the future. No other companies doing all of this in the same way that we are at Getty Images, or what I'm going to show you and my team's findings based on the extensive research, which is a combination of what is listed on this slide, as well as the longitudinal knowledge within Getty Images. I think the best way to demonstrate our work is to share some of the examples.

So I'm going to start with the image of a polar bear on melting ice. This is a typical environmental icon of the period of time from 2006. When thanks to the time cover, and the inconvenient truth documentary. The environment rose to the top of the agenda for media and brands. Prior to that time, environmental imagery was a pretty nice subject. We then saw a drop in interest in environmental content after the financial crisis of 2008. The global recession meant that our customers focused instead from the financial concerns of their audiences. So we saw a switch away from aspirational conceptual imagery towards imagery that featured relatable people, everyday lives, and had a more snapshot filter.

Bearing in mind, this was the pre visual social media era. It was only in 2018 that Greta Thunberg activated a deeper consideration by brands about their environmental credentials, that we saw the polar bear rising in popularity again. So why am I telling you this? Well, because we monitor visual trends and we track how they evolve over time, and therefore how they might evolve in the future. So when COVID-19 here, we monitored very carefully how our customer behavior changed during the different phases of the pandemic. And we were assessing whether the environment would drop in priority again as concerns about finances and health became the most pressing issues for consumers.

But lockdown especially created a new visualization of the world without humans in it, which kept the environment front of mind. So we actually saw an increase in demand for related content, which continues to grow in 2022. And as from 2008 onwards, we are seeing a focus on everyday lives, but this time with sustainability woven in.

The next few slides show different images that are popular in different countries, but all point to the importance of sustainable lifestyle as a key theme. This image is popular in the U.K. because while food shopping is a mundane activity, this image is actually about sustainable food shopping because she's carrying a reusable shopping bag. And it works because the color tones of the image match the tones the brands are using to talk about organic and sustainable farming.

This image is popular in the U.S., because it depicts intergenerational gardening. And while caring for nature is a key theme in sustainability visuals, the content available elsewhere is focused on white people. We know that diversifying who cares about the environment works, especially in this region.

In Australia and New Zealand, visualizing green energy is key to talking about the environment. But we've seen a shift away from solar panels in dramatic vistas to imagery like this, that show family life alongside green energy. And in Germany, we've seen an evolution in the way that e-Mobility in particular is visualized. As with the solar panels, we have seen a shift from the focus on technology to how we integrate electric charging into our everyday lives.

However, in Japan, we are still seeing a focus on conceptual imagery, but we know from our surveys that Japanese consumers in particular, identify that sustainability is most effectively visualized through showing transparency in the supply chain. So we're already focusing on the people behind the scenes of product production in Japan, in readiness for more of a shift in that direction.

And I show you this image, because it's an example of how the rise in environmentally friendly plant-based diets is impacting well-worn scenarios such as the summer barbecue. This may look like a typical barbecue image that you can get anywhere. But it is in fact a vegan barbecue. This detail is important to brands who wants to talk to contemporary audiences. So we are similarly thinking about reusable coffee cups, water bottles and drinking straws in the same way. These details will become more important going forward.

And sticking with a food theme that visualization of wellness and health in the U.S. is focused on white people and healthy food is typically Eurocentric. While the discussion about inclusiveness in marketing and advertising is centered on people. We're also helping our customers diversify in areas such as in health foods, so focusing on turmeric, corn tortillas or kimchi, rather than salads and smoothies.

Another evolution that we have followed since we started this work is how technology impacts and is integrated into our lives and what it means to the world of work. Connectivity and networking have evolved from digital maps and connections that were popular 10 years ago, or five years ago. And an anonymous business executive interacting with the digital protection was popular to represent seeing technology. And this is an ongoing problem visualizing something that is such an integrated part of our lives, but is not visible. Which is why we see the image on the right of the page being more popular now. Because it shows how we interact with technology today.

As time has gone on technology is becoming more humanized and more importantly, as AI and machine learning increase, tech companies are looking to put a human face to how technology benefits our lives. And technology is instrumental in the way we work so we plan for visualizing the future of work. We are considering how hybrid working models will affect the aspirational image.

Despite the success of the man in the blue shirt with our customers from the previous slide, he does not test well with consumers whereas images like this does. She particularly resonates with U.S. audiences. The pharma and healthcare industry is important to us and technology is increasing patient empowerment. For example, in Europe, we have typically visualized controlled access to medical expertise via an anonymous doctor or healthcare practitioner. But now with greater and immediate access to health information, we're visualizing the latest in monitoring and condition management by a technology not in a medicalized sense, but with a sense of freedom and personal control.

Tech is also at the heart of the debate about how the physical and digital world might converge and what will real mean in the future. Last year, we saw a 24,000% increase in interest in the visualization of the Metaverse, we have seen some interesting alliances between travel companies and gaming companies offering real life trips to places featured in digital worlds, which is new, and something we will continue to watch.

And for the moment, the future of travel is something we're asked about a lot. What will the pent-up desire for travel, desire for safety and the need for connection with people we care about mean for the future of tourism content, and of facemasks here to stay. And in a big year for women's sport with the Olympics, World Cup Rugby Union and League and UEFA Football, we have been testing content that encourages participation because the sport right holders we work with on the editorial side of the business work with the creative department on grassroots programs, this gives us unique access to clubs and athletes.

Last year in the U.K., we conducted research on sports inclusion and found that the lowest rate of participation is in over 50 women with age discrimination being the reason given 75% of the time for non-participation. We also test the content and found that imagery that connects sport with friendship, togetherness and fun, works well with a female audience. So when women in sport in the U.K. came to us to shoot a campaign celebrating menopause or women participating sport, we were able to create a collection of stills and videos from around the country, featuring real clubs and real women we knew to focus on friendship and togetherness.

And because of our exclusive community, we were able to work with female photographers in their 40s and 50s to shoot the content. The content is available to license on our site, so we will continue to monitor what works for our customers. And that project is an example of how Visual GPS has established us as an authority in visual research. Premium organizations approached us to partner exclusively to create industry guidelines for creating authentic and relevant content. This is what we've been doing since 2014 when the LeanIn organization partnered with us to improve the depiction of women in business.

In recent years, big brands have been influenced by the increasing consumer demand for more real depictions of people. And more questions are being asked of the authenticity of people in the frame, as well as behind the lens. Working with partners who are experts in their field has validated our research and has proven mutually beneficial for building credibility across the industry. Importantly, our partners have been advocates for our work publicly, as well as finance grants are created funds to encourage more representation and bring new contributors to our community.

This work continues to also be recognized by the world at large. We have won over 40 industry awards in the last three years, including the Global Effie Award for Positive Change, and the gloss line for change. So I'll show you a few examples of that work. This image is very typical of the type of content that you see everywhere. But this woman is in her 70s, she's working at home like everyone else has been. And the color palette and style is realistic and typical of what we see across all age ranges.

Content available elsewhere of this age group feature pale muted tones which have become a cliche. The disrupt aging collection came about because AARP approached us to partner in disrupting stereotypes of the older generation and create more content like this image. Long-term we're working with Edinburgh University in the U.K. on long ranging research into the impact of images on the perceptions and stereotypes about aging, because we're all living in an ageing society.

Here in the U.K., we also work with the BBC Children's team on creating guidelines and funding shoots that represent the full lives of the youngest generation. This image is a great example of a haircut at home and even as a close up it conveys the experience that we can all relate to. We've also published guidelines on the representation of the LGBTQ+ community with GLAD in the U.S. While we've seen an increase in representation that representation is still focused on narrow scenarios. For example, gay marriage, or same sex parents and their children. With these guidelines, we aim to broaden the visualization across the community. And as with this image, which is a great example of how we're including transgender women in everyday business scenarios.

We work with Verizon and the National Disability Leadership Alliance on guidelines for shooting and representing people with disabilities. It showed me again that we represent people in everyday life and don't focus specifically on the disability, the NDLA also review our content with us on a quarterly basis to help us stay on track. And as you have seen in the video, we created the ShowUs collection to address the long running debate about how women are visualized in advertising.

By using female identifying contributors working in collaboration with women, on what the imagery looks like and how it is captioned, we have created the highest standard for the most authentic content or women available anywhere. The collection continues to grow and features women for more than 39 countries. And we can continue to reinvest a percentage of the royalties back into funding shoots for women who are starting out in the industry. Furthermore, we are now working with the corporate industry itself to create industry guidelines relating to diversity, equity and inclusion in Visual Communication.

We're currently working with a global financial services company to create localized D&I toolkits for 10 countries across key identities such as gender, age, race, and ethnicity. These will be available publicly and the work is further amplified on our behalf by the Unstereotype Alliance, assembled by UN Women and including the world's biggest advertisers, P&G and Unilever. So we are a long way from being just a stock supplier, we guide advertising and marketing on a global scale. And Visual GPS has enabled us to do that. As shown in the video about the creative team, our contributors have confidence in what we ask them to show, which enables us to maintain a loyal and exclusive contributor base.

Our Visual GPS research underpins our customer pictures because the research is so wide ranging in every industry sector. In any region, we're able to demonstrate how we continuously test and learn about imagery in ways that other businesses are not able to do. This is deepening our relationship with customers. Finally, our unique research means that we are regularly asked to speak to the advertising industry on the global stage as leaders in our field. And in the last year alone, Visual GPS has won three industry awards for research and thought leadership of which we're going to be proud.

And now back to Craig.

Craig Peters - Chief Executive Officer, Getty Images, Inc.

Thanks, Rebecca for sharing a small glimpse into our creative teams work. It's only a glimpse, but I hope this audience can now appreciate the depth of research and how it not only underpins the content we license, but the trust customers put into Getty Images. Let's now talk about our editorial content and coverage where we're just as differentiated across numerous dimensions. It all starts with our coverage, our depth, breadth and quality of coverage across news, sport, and entertainment are true differentiators. That coverage is generated by award winning photographers, in many cases they're specialists to a particular field.

Given our unique scale as an example, we have staff that only shoot cycling all year long or only shoot tennis. Adding to our coverage, we partner with more than 50 organizations who bring their unique content to our offering. These organizations like the BBC, AFP, NBC Universal, ITN, and Bloomberg, real, credible organizations with amazing content.

To that comprehensive, high quality, contemporary coverage across our own investment and our partners, we had a rich and deep archive offering of historic news, sport and entertainment imagery from every region across every decade back to the start of photography. Behind our content, we offer, we have nearly 300 individuals on our editorial team representing 1,000s of years of collective experience, who know how to cover the world at scale, and deliver that coverage with accuracy and speed. Not an easy thing to learn or do. And last, but not least, we have exclusive rights and access the relationships with more than 50 organizations. These organizations like the NBA, as a result of these relationships we're able to produce and represent content unavailable to other outlets, and we possess unique rights to work with our commercial partners.

The following video will give you a deeper dive into our unique archive and the teams that produce our unmatched coverage. Let's roll the video. I hope you can tell from the video, our editorial offering really is an amazing part to Getty Images.

But as Grant will now discuss what makes Getty Images truly unique is you can get our unparalleled creative content and editorial coverage via one company and one subscription, Grant?

Grant Farhall - Chief Product Officer, Getty Images, Inc.

As Craig mentioned, an important change we've made to drive growth is to leverage our amazing content to convert customer loyalty into a subscription business with an emphasis on annual plans. Annual subscriptions continue to grow as a percent of our business and are now close to half of our revenue. We have built a comprehensive set of subscriptions across Getty Images and iStock to align to the breadth and variety of customer need, including the type of content they need, how much of it and the predictability of that need.

So our customers can find the right plan for them, which in turn helps to drive strong retention. That transition started by capitalizing on our strong value prop and premium library on gettyimages.com to convert existing business into premium access plans that offer everything Getty Images and iStock have in a single subscription, editorial and creative, stills and video. Over the last couple of years, we focused on the e-commerce subscription business by increasing the prominence and flexibility of annual subscriptions on iStock, thereby increasing adoption. And in 2021, we introduced plans that include all of iStock's content, including video.

These plans are unique because it includes access to everything and because each download counts the same regardless of if it's an image or a video. And now these plans also include music, these subscriptions are unlocking video for customers who previously have not licensed footage from us, while provoking an additional shift towards annual subscriptions within our e-commerce business and their strong solutions for the growing corporate customer sector that Craig talked about earlier.

In all cases, our annual subscriptions provide greater customer and revenue visibility and upside through expanded consumption and cross sell from our dedicated customer success team.

And now Gene Foca, our Chief Marketing Officer will tell you more about how we're driving customer acquisition.

Gene Foca - Chief Marketing Officer, Getty Images, Inc.

Thanks, Grant. Just as we needed to evolve our product offering, we needed to fundamentally reassess and evolve our marketing approach. We were wasting investment on programs, sponsorships and events that had a little impact to our ROI. There was no plan or construct. The marketing organization had no focus and the team was dispiriting. Over the past five years, we built an entirely new marketing team with expanded resource and focus on digital customer data science and marketing creative Services.

We integrated the PR and communications team into marketing. We cut wasteful spend with no ROI or brand building benefit. We increased the level of collaboration between marketing, product and technology. And with these foundational changes, we reinvented marketing to line up to our business model and drive ROI. We largely brought marketing and creative efforts in-house focusing significantly more investment in digital channels to drive profitable new customers to iStock, our new customer growth engine.

We aligned our digital marketing team to focus on core and growth markets at the regional level with increased functional expertise, we support our global sales team with expertly produced videos, webinars and marketing assets created efficiently in-house. We use partnerships to amplify our voice.

We then expanded our investment in search engine optimization, and coordinated efforts between paid digital and SEO to maximize efficient capture of new customers. Coordination keeps costs down. We combine these efforts with a test and learn approach to product expansion and pricing that provides customers with a complete set of options at attractive price points with a focus as Grant highlighted on growing our annual subscription volume.

More customers in committed solutions means better retention and profitability. Then, we expanded our marketing channel mix, by investing in affiliate and strategic partnerships with a vast array of free visual content sites to expose those customers to higher quality paid content, driving those customers to iStock for purchase. And we believe we've just scratched the surface of the opportunity ahead of us.

We continue to apply our test learn and optimize approach to expand channel mix and combinations at the country level to increase our marketing segment share efficiently. As a result of this approach, we have been able to accelerate our new customer delivery at lower costs per new customer. In 2021, we generated the largest volume of new customers in our history, despite investing significantly less in our marketing than our competition.

And now back to Craig.

Craig Peters - Chief Executive Officer, Getty Images, Inc.

Thanks, Gene. We've now reviewed our market, the pillars of our business, our value proposition, how we meaningfully differentiate and some of the significant improvements we've made to the business over recent years. So let's shift to how do we drive growth going forward. As I discussed, the Corporate segment has been a clear and steady source of growth over the last 10 years.

With that said, there's still so much more opportunity. Of the top 3000 global corporations, only one and two have any purchasing history with Getty Images, and that's inclusive of iStock. For those who have purchased from Getty Images, only one intent, spend more than $50,000 per year. We realigned our sales force and their incentives to target both future further penetration of the corporate market and increasing spend per customer.

We increased our customer service capabilities and resources against the segment. We upgraded high ARPU products, like our Media Manager solution to meet corporate needs. And we launched new high ARPU products such as custom content, which Tanya and Dizz will take you through in more detail now. Later, Mikael will touch on Unsplash for brands, which represents yet another high ARPU product for the segment, Tanya?

Tanya Crawford - VP and General Manager, Custom Solutions

We're excited about the potential we see in the Corporate segment. And underscoring this potential is an expanded new use case that custom content serves, creating differentiated brand and product, imagery and video at scale. First and foremost, we're solving real customer problems. Brands are facing big challenges, meeting the demands of digital and social marketing, creating content that resonates globally and locally. Our customers need high volumes of product forward content, and are navigating shorter than ever production cycles. As well they're marketing to an increasingly savvy consumer who expects realness, authenticity, relevance and so you put all this together and traditional methods of content creation don't work under these times, cost and quality constraints.

But our customers still need to break through that we've expanded our capabilities to meet this growing need, matching customer breadth to our existing exclusive contributor base. And in doing so, we help brands save money and time, mitigate risks and we over deliver on quality, variety and creativity, as shown in the video here on screen.

Now behind this compelling solution is a strong business that operates on margins consistent with royalty free upfront annual subscription commitment, and repeat customers. Our sales alignment brings more focus to custom content as we penetrate new contacts, new verticals, and expand in regional markets with this high value solution. You watched an inspiring video before showcasing our incredible content and global contributor footprint. And Rebecca has spoken about the deep thoughtful analysis behind our insights.

We're lucky to build on what already makes Getty Images great, steps, quality, authenticity, innovation, scale. We leverage existing capability, including our Getty and iStock contributor community, our existing royalty agreements and our global sales force. And so custom content stands apart, because we're built on this already strong foundation with a ready-made customer base.

Now, let's lean into some of this differentiation and look at some content with our Creative Director, Dizz.

Andrew Delaney - Director, Head of Creative and Production, Getty Images, Inc.

Thanks, Tanya. Now let's take a look at how our global network of creatives to win or let loose with projects for brands. First off Chipotle, proving we can still enjoy Chipotle Mexican Grill even during lockdown, fun and expressive moments captured with the subtle inclusion of branded items. Product was self-sourced by multiple photographers as it's readily available. This begat a slew of different perspectives only deliverable via expertly managed crowdsourcing.

From Amway, Japan but requiring American models. This was for a new product launch for a muscle building powder drink. We focused on specific sports and outdoor photographers to ensure correct execution and model choices, where spot on technique and physic are essential to authentic representation.

Having shot multiple briefs of Toyota vehicles in a variety of off-road and urban environments, we pitched a new idea to them toy cars. They sent multiple detailed die cast models to 20 photographers globally, along with our briefs that requested they'd be made to look real. The results were astonishing, with highly creative interpretations that defied the diminutive scale of the subjects, all the while employing an incredibly cost effective means of production.

With NEC, we were supporting the launch of their new Lavy extreme carbon laptop. We were tasked with creating usage scenarios in unusual places. Product was shipped all over the world. And we delivered an incredibly diverse set of images, ranging from the beaches of New Zealand to the mountains of Italy, low cost at scale, with zero hassle.

Believable lifestyle moments of the everyday where the talent just happens to be using Otterbox protective cases. Cases were shipped throughout Asia to multiple photographers. The range and breadths of coverage was unlike anything possible with a traditional assignment.

Multiple briefs for Waterwipes, a global FMCG company that covered in home beauty usage, environmental package photography, and video clips showcasing the high moisture properties of their wipes. Again, multiple varied creative executions delivered at scale.

For Facebook, top right, we executed this in the teeth of early COVID. And were tasked with creating a series of beautiful studies of the Muslim faith in time for Ramadan. Many unique images were created across family, rituals and traditional food that represented a striking global snapshot of Islam.

Finally, with Modibodi, celebrating post-partum life with very real and at times quite raw depictions of the journey of early motherhood. Whilst mums are wearing Modibodi specifically designed underwear. We were amazed at the incredible response to these briefs from across our contributor base.

As you can see, we've had amazing feedback from many clients who relish the breadth, depths, quality and creative execution of their briefs. Positive responses that translate into renewals, and repeat business, often with larger brief packages being sought. This is a product that continues to grow a great business built atop an existing community with tried and true operations and a rapidly expanding customer base.

And now Grant is going to talk more about our growing video business.

Grant Farhall - Chief Product Officer, Getty Images, Inc.

As Craig mentioned earlier, one of the positive trends in our space is the growing demand for video. More people are using video, and those that are using more of it. And we see that in the world around us, including across digital and social media, where companies are leaning into video to communicate their messages and drive engagement. And when customers use video, they are stickier going forward. And we've seen that acceleration in our video business.

For the full-year of 2021 video was up 19% year-over-year and up over 40% relative to 2019, but we still are early in this trend with more opportunity about one quarter of gettyimages.com customers and less than one intent on iStock purchase video from us. But we know many more are already using video or plan to. So we're meeting this opportunity in several ways. We've invested in our sales force against the production segment. We continue to expand our content offering through existing sources and key partners such as NBC News. We've launched new tools and features to make it easier for customers to find, license and use our video, including a video editor that removes the hurdles that have been in the way and preventing customers from creating with footage.

And as I described earlier, we've integrated video into our subscriptions, so customers can get all of our amazing content, including video in easy to use plans that give them the maximum creative freedom. And we now offer music in our subscriptions on both Getty and iStock to drive additional value. And when a customer consumes video, it not only creates video revenue, it creates a stickier and higher consuming customer overall. Here you can see that when a customer licenses video, their overall spend and loyalty improves. And that growth that we are realizing is higher now than it has been in the past.

As the top right graph shows comparing 2020 to 2014. And as the bottom chart shows when customers start using video, more of them remain in growth, and the percent of growers is higher now than it has been in the past, with over three quarters of customers growing after their first video purchase. The secular trend in video also enhances our subscription model yielding higher retention customers that use the product and spend more. And when we increase the percent of customers that license video, even by a single percent, it leads to significant increases in video revenue. So if the need for video continues to grow, as we believe it will, the upside here is substantial.

And I'll pass it back to Gene.

Gene Foca - Chief Marketing Officer, Getty Images, Inc.

Thanks Grant. With the foundation of our marketing improvements now built and adhered to and tight collaboration between marketing, product and technology. We see opportunity to further accelerate marketing investment and profitable growth. Shutterstock has historically invested upwards of $90 million per year on marketing outspending us by almost two to one. We see opportunities to grow our investment with our test, learn and optimize approach as well as continuing to invest in search engine optimization to drive new customer acquisition at compelling ROIs.

One of the key areas where we can realize growth in market segment share and revenue is in rest of world markets, primarily in regions such as LATAM, eastern and southern Europe and Southeast Asia. Through their marketing investment. Shutterstock has a substantially higher percentage of their revenues from these rest of world markets, over 2x our percentage from the same countries. We historically under invested in these markets because our overall marketing foundation required work and focus. However, we are now well-positioned from a brand content and product perspective across 22 languages and 24 currencies. This is low hanging fruit that we are excited to pursue in the near-term.

Part of our expansion efforts are to grow through strategic partnerships where possible with free content sites. One of the reasons that we acquired Unsplash in 2021 was to help Getty Images grow in these regions.

I'd like to introduce Mikael Cho, one of the Founders and the CEO of Unsplash to take you through that important business.

Mikael Cho - Co Founder and CEO, Unsplash

Thank you, Gene. I'm excited to share more about what we built at Unsplash that has turned it into the go to visual asset platform for the creative longtail. At over a billion downloads per year, Unsplash is one of the largest free visual sites in the world. To put that in context, Unsplash produces downloads of more than 6x Shutterstock's paid downloads. The accessibility of creative tools and publishing networks has enabled an unprecedented number of new non-traditional creators.

What makes Unsplash unique is we have an expansive collection of free heavily curated visuals targeted to high growth prosumers and semi-professional creators. Unsplash has become an aspirational brand, one synonymous with high quality, free visuals. This is evidenced by approximately 50% of Unsplash traffic coming from direct or branded SEO. Unsplash.com is a destination, but that's only a part of the deeper visual ecosystem we've built. Unsplash.com also serves as the supply for our API network where nearly half of our image downloads occur. The potential of Unsplash is compounded by our visual search being directly integrated into 10s of 1000s of the world's most popular creative media and publishing platforms.

Currently, Unsplash has a network of over 16,000 API integrations from creative tools like Figma and Squarespace to consumer level experiences like Facebook Portal and Zoom. Unsplash monetizes in three ways. The first is advertising. Unsplash has two advertising products, direct ads and native ads. Direct ads are click-through text and logo placements on unsplash.com. They are targeted at advertisers who wish to reach the large creative audience that visits our site directly. Current direct advertisers include Microsoft, MailChimp, and Squarespace.

Native Ads are targeted at advertisers who want to place their branded visuals in search results on Unsplash. So they can not only reach creators, but so that they can have their branded visuals distributed across the internet in targeted content.

Native advertisers include some of the largest Fortune 500 brands in the largest brand advertising verticals like CPG, Consumer Tech, and Food & Beverage. Across our ad products we've experienced an over 110% increase year-over-year in average campaign size, and the average advertising contract is now well over six figures.

The second way we monetize is through our API. Unsplash offers a complete self-serve API. The free version is an entry point for developers and new apps to start incorporating images into their products. In Q4 2021, we rolled out a technology fee for the highest consuming platforms. Over 40 partners signed immediately including some of the internet's largest platforms. We plan to drive additional API revenue by satisfying demand with expanded content and expanded rights premium subscriptions.

The third way we monetize today is by offering access to expanded content and protections via our exclusive affiliate integration with iStock. The affiliate integration with iStock was a planned first step toward building a consumer subscription model that will live directly on unsplash.com. Onsite subscription will provide the Unsplash audience with a more seamless experience to gain access to expanded content and protections, enabling us to better serve the entire creative longtail. It will also enable more effective targeting conversion and scale for our growing advertising model.

Now back over to Craig.

Craig Peters - Chief Executive Officer, Getty Images, Inc.

Corporate, armed with new products such as custom content, video, marketing, and geographic expansion, and Unsplash. These drive our forward revenue, acceleration and guidance. We are fully focused on executing across these opportunities. But we also see further optionality in the business given our unique position and our unique content library. This optionality is not represented in our guidance.

On the partnership and M&A front, leveraging our brands, our content, our customer base, our website traffic, our sales force, our tech platform, and our data. We see opportunities to partner or acquire new content libraries, expand into new content types, grow our geographic penetration, accelerate category growth such as video and continue to expand the services we offer alongside custom content, media manager, and Unsplash for brands.

As Web 3.0 continues to take shape and command attention, we see real relevance for our own archive, our exclusive contributor community, exclusive partners and rights, our editorial capabilities and our licensing capabilities. We have inked recent license relationships with the likes of Dapper Labs and their NBA Top Shots offering. And we're already partnered with Esports platform Gran Turismo to leverage our editorial capabilities and distribution to capture live gameplay within the game in support of media coverage and sponsors.

There is potential to build on this through expanded licensing into other third-party NFT offerings. The launch of our own offerings, drawing on our amazing archive that connects with people's passions and expanded Web 3.0 coverage across more virtual sports and events. On the scaled data and library of content and associated metadata are another unique set of assets where we see new revenue opportunities.

And to give you more detail on our data and a quick look at something we're working on, I'll pass to Nate Gandert, our Chief Technology Officer. Nate?

Nate Gandert - Chief Technology Officer, Getty Images, Inc.

Thanks, Craig. By now, everyone knows that data is a key component to doing business online. In that respect, Getty Images is no different. What is different is the scale of our data. Every customer using our search has something to tell us. They tell us what they're interested in with their search phrases. They tell us what they want to explore as they click through categories on our landing pages. They tell us which images pique their interest by what they look at, and which don't buy what content they pass over. They tell us exactly what content will help them tell their story by what they download. It tell us what is relevant for their brands and campaigns. They tell us that on average over 6 million times per day within our on-site search and more than double that again, through our API's.

Every one of those searches returned many images, which customers may or may not interact with. This scale yields valuable data signals. Combine that with customer and visitor data, geography, industry, and changes over time. It's a lot of data. We employ a team of data scientists to help us turn that unrefined data into valuable information. Our unique access to this scale of data allows us information to better understand demands and trends, and not only powers our site and search, but also informs our content supply. This data offers Getty Images valuable insights and allows us to use this information to advance our product by providing value to both our customers and contributors.

Over time, these key insights turn into trends in the industry, which we can use in many ways. First, we can change the specific positioning of our content within search. If content is not resonating with a particular audience, it will fall in this odd order, while newer and more relevant content will rise to fill the gap. But this is just scratching the surface within search. By using the computer vision capabilities of our AIT, we can find valuable data that further allows us to refine search results to meet the changing demands of our customers.

Next, we inform our contributor community about changes in demand. We aren't just talking about an upcoming holiday for which they need to prepare. We are conveying major trends, changes in style and preferences that range from transformational to subtle, but impactful. Think about this. As different COVID variants were spreading, at which point that customers want to begin using photos of people wearing masks to tell their story. At what point would customers wish to look for people without masks to convey a sense of normalcy. To provide the best Intel to our contributors, we combine our refine data with a proprietary research you heard about earlier conducted by Dr. Rebecca Swift and her team to produce the industry's best insights.

In turn, this feels our site with fresh and contemporary content that will help customers tell their stories. It is a virtuous cycle and enables contributors to shoot marketable content that will sell on our marketplace providing them revenue to invest in shooting more and better content in the future. It helps our customers find compelling content to better reach their own customers and raising awareness of the value of their products and services.

By leveraging our data, we better position our platform and product in the middle of this cycle to create a win, win, win. But we aren't stopping there. We wish to share this data even more directly with our customers. During a recent focus group, customers shared key problems they constantly face, such as it's challenging to keep up with industry trends. I don't always know what will resonate with my audience. Having access to data could help us use even more than just our personal preference. And those complications are multiplied in a global landscape.

Now I'm going to share with you just a taste of something not yet available to our customers. We are currently building an exciting new product yet to be named. That will give our customers more direct access to our visual GPS insights. This tool will be available online allowing our customers immediate access to information when they need it. Using this data will help customers make key decisions during their planning and selection process.

As customers begin their research across topics, they can explore active trends across their interest and see how these trends have changed over time. They will review interest in these topics and how they change by industry. And they will better understand how customer interest changes by region for their global campaigns. They can use this tool to explore trends, plan upcoming campaigns, and ideate about their own communications and positioning. Ultimately providing confidence and planning and success and execution. We believe the value gained from the tool will increase customer engagement and loyalty.

Lastly, we believe there are opportunities to upsell as we continue to expand this offer.

Lizanne Vaughan - Chief People Officer, Getty Images, Inc.

Thanks so much, Nate. Hi, I'm Lizanne Vaughan, Chief People Officer of Getty Images. I'm excited to be with you today and share my perspective on our culture. Everything you've heard from my colleagues is dependent upon focused execution. Our culture drives our execution through attracting and retaining talent through sustained engagement to ensure we get their very best.

It all starts with our mission to move the world. We do more than deliver a service and commercial results. At our best we make an impact. Whether it is positive portrayals of underrepresented communities, the preservation of the past, or coverage of climate change. Our mission is poor to our value proposition. We want to be the best place our employees have ever worked. We add this to our culture which we define us how we come together to do our work. We have a clear and embedded culture defined by our leadership principles. These principles you see here, inform and are woven into literally everything we do. They drive us to be customer focused, to be inclusive, to be supportive, and to always strive for improvement.

How we do our work is just as important as the work itself. We have a goal to be one of the very best places to work. What you see here is the framework that puts forward the dimensions we focus on to realize that goal, instilling a passion for our mission and our colleagues, a diverse workforce and an inclusive culture, ongoing development, competitive and equitable rewards and recognition, social responsibility, and an increasingly important dimension employee flexibility. The next few slides are illustrative examples of some of our focus and efforts across this framework. I wish I had more time to show you even more.

We all know the importance of diversity and inclusion in today's corporate world. Commitment to diversity and inclusion needs to be both substantive and sustained. We put sustained focus and investment across our content, our culture, our hiring and development and our customer experience. Our efforts are integral to executing our business. On content, we are expanding what we cover and the perspective of our coverage. We are reviewing our archive to reflect current norms. We are executing research to authentically depict communities, as in the content that Dr. Swift highlighted earlier for you.

And we are partnering to deepen our expertise. On culture, we have embedded diversity and inclusion directly into our leadership principle. It is everyone's responsibility. And we are all evaluated on our contributions. We have an employee advisory committee. We have invested in training, we have launched mentoring programs, and we support employee resource groups. We host regular sessions for all employees and leaders to discuss, learn and share together. On representation, we have greatly expanded where we source candidates, including our relationships with black perspectives, disability solutions and Girls and Tech. We have emphasized tracking and reporting. We review all promotions merit and compensation with a lens to fairness and in elimination of bias as well as inclusion, we have expanded our benefits.

On the customer front, we not only invest as Dr. Swift outlined, but we share that research with our customers. We also work on the technology front to remove bias in our search results, and to allow for expanded search capabilities. These are not side projects, they sit at the core of our business. Speaking to the core of what we do, another example I want to share is our historically black colleges and universities initiative.

This builds on the relationships noted earlier such as LeanIn, Dove, ShowUs, the NAACP and Glad among others, in partnership with the Getty Family and Stand Together, our inaugural Getty Images photo archive grants for HBCUs commits over half a million dollars to digitize the archives of these universities. This program not only preserves a rich history, through our representation, it allows for untold stories to be told, and the resulting royalties to fuel further preservation, and new scholarships in partnership with the United Negro College Fund. Our initial grant recipients are Claflin, Jackson State, North Carolina Central and Prairie A&M Universities and we are excited to see this content already hitting our website.

These types of programs really demonstrate the commitment to our mission and to our leadership principles. And they serve as a real differentiator for Getty Images as a business and as an employer. Again, not a side project, but embedded into the core of what we do. We have all heard about the great resignation, and the demand for work flexibility as we approach a post-COVID world. As a company, we started to embrace employee flexibility well in advance of COVID-19. It has served us well as we shifted to work from home, and it now has us well situated to compete for talent moving forward, we made significant investments into systems hardware and communication tools to allow for remote and distributed work.

As Craig stepped into the CEO role, and I stepped into the Chief People Officer role, we introduced the flexible work principles, these principles balanced individual needs with those of the broader business, and they have proven to be foundational as we lean into a post-COVID world. In that world, we are embracing a hybrid model that is increasingly flexible, digital and purposeful.

As of today, more than 75% of our workforce has elected to work from home more than 50% of the time. In support of that flexibility, we continue our investment in the systems and tools that support asynchronous collaboration and information accessibility. We've put in place benefits to support the choices our employees make. And we are building our training and resources to support the future of work at Getty Images. These efforts respond to the needs of our existing staff, and then meaningfully shift the conversation with potential candidates. As I said at the outset, we do this work to secure the best talent and to allow that talent to best contribute to our goals. So we need to measure how we are doing.

One of the ways we measure is through our employee engagement surveys, 95% of our employees participated in our most recent full survey. From that survey, we're able to measure how we are performing against all dimensions of our framework. But we can also measure aggregate employee engagement. Here you can see the trend over time, we are seeing measurable improvements. Not only are we progressing, but we also stand up incredibly well to benchmarks. The yellow line is the average across companies per recent O.C. Tanner Global Report.

The green line is the threshold measure of highly engaged per quantum workplace who we engage to help administer and analyze our surveys. We're incredibly humbled every day by the passion, the commitment and the creativity of our people. And I can definitely tell you this is the best place I have ever worked. It is no coincidence that our improvements here equate to our success during the so called great resignation and an improved producing improved business results which Jen is now going to take you through in more detail.

Jennifer Leyden - Chief Financial Officer, Getty Images, Inc.

Thanks, Lizanne. Premium differentiated content, exclusive contributor and content partner relationships, a comprehensive product offering, a global scalable platform, and a highly engaged and talented team of employees, this all adds up to a durable, predictable and adaptable financial model, a model with highly durable, recurring subscriptions and incredibly strong revenue retention rates, strong margins and free cash flow conversion, favorable operating metrics, resilient business with a flexible cost structure that enables us to navigate varying economic conditions, as we did in 2020, during the height of the COVID impact, where we maintained our high EBITDA margins at 33%, and a sustainable long-term financial algorithm with an ability to further de-lever this business.

These next charts reflect our performance excluding certain retired products, which have no contribution in 2021, or future periods. On the left, we'll start with revenue. For 2021, we finished at $919 million of revenue, representing 13% year-on-year growth versus 2020 and 11% year-on-year growth versus 2019, with 46% of our revenue sitting in annual subscription products. As we look at the mix of our business in these charts, we're showing creative in the dark purple and editorial in the light purple.

Starting with our editorial business, we finished at $307 million, up from $267 million, our COVID impacted editorial revenue in 2020. A strong rebound for editorial business in 2021, even with some lingering impact on our entertainment business. For Creative, we finished at $597 million representing double-digit growth, both versus 2020 and versus 2019. As we look to 2022, our guidance is $955 million to $980 million of revenue representing 5% year-on-year growth at the midpoint of that guidance range with 46% of our revenue in annual subscription products.

We expect that growth to come from the continued rebound of our editorial business, growth from our Unsplash acquisition and growth from the expansion opportunities discussed earlier today, across corporate video and rest of world geographies. On the right, we look at our revenue less cost of revenue. That cost of revenue includes our royalties to contributors and other payments to content partners. This is essentially a consignment model. We pay for content as we sell content. And we see this has remained consistently high. We've averaged just about 72% from 2017 through 2021 with 2021, finishing at 73%. Our guidance for 2022 is to maintain that steady 72% range.

Next we look at our adjusted EBITDA, 2021 finished at $309 million, 14% year-on-year growth and 26% growth versus 2019 with an EBITDA margin of 34%. Our revenue growth, high margins and scalable cost base will drive us to increased EBITDA. For 2022, our guidance is $310 million to $320 million with an EBITDA margin of 33%. Our 2022 guidance assumes certain public company costs and investment to drive top line growth, we'd expect to see EBITDA tick-up in the future.

On the right, we look at our unlevered free cash flow. Here again, we see consistent growth in both the absolute dollar amount and the free cash flow conversion rate. For 2021, we finished at $260 million, a conversion rate of 84.1%. For 2022, our guidance is $256 million to $264 million at a conversion rate of 82.5%.

On the bottom, we see our CapEx and we see cost efficiency over time, with a high of $64.3 million in 2017 down to $49.3 million in 2021. That efficiency coming from our platform unification and our migration to the AWS cloud. We'd expect to see CapEx maintained in the 5.5% to 6% of revenue range. We feel really good about the trajectory of our business and plan to update our 2022 guidance in the coming months, we have a standard process we conduct internally and with our board to update our forecasts, which is currently underway.

Our 2021 revenue growth was strong and in double-digit growth both versus 2020 and versus 2019. But we also know our growth is accelerating. These three charts compare our growth rates, looking at a historical period of 2017 to 2019, and a more recent period of 2019 to 2021. We chose 2019 as our anchor, because that's our last non-COVID impacted year. First, on the left, we look at Creative and we see an acceleration of growth from 6%, up to over 15% in the more recent period, that acceleration coming from a simplified product offering, improved marketing, growth in new customers and strength in video.

In the center, we look at our editorial business, and we see an acceleration of growth there as well from 3.2% in the historic period, up to 11.3% in the more recent period, these growth rates are adjusted for COVID impacted products in all periods. On the right, our overall company growth, this is the combination of Creative and editorial. And here we see total company revenue growth has tripled from 4.8%, up to 14.3%.

And we're not only performing well against our own history. At the end of 2021, we're now outperforming our closest public peer Shutterstock across several key operating metrics, organic revenue, subscription revenue, average revenue per customer, and EBITDA margins. When we look at percentage subscription revenue, Getty Images closed the year at 46%, Shutterstock at 41%. It's worth noting here for Getty Images, we are only including annual subscription products. Shutterstock includes a portion of their monthly subscription products. If you normalize for the difference in that definition, this gap would be even more favorable for Getty Images. And we know our content is highly differentiated from Shutterstock due to our incredible editorial business, and our premium and exclusive content, we've got over 50 Premium editorial content partners, and over 80,000 exclusive contributors.

As you'll see on these next two spots, our growth is not only accelerating across key financial metrics, but also across several key operating metrics. These are the seven KPIs that we plan to report on as a public company. We chose these seven in partnership with CCNB because we believe they're the ones that give investors the best line of sight into the levers of our financial performance. As a management team, these are the KPIs we focus on every day to deliver growth, prioritize customer satisfaction, and to deliver shareholder return.

Beginning on the upper left, total purchasing customers, this is exactly as the chart name implies, it is account of customers who made a purchase with Getty Images in the reported period. You'll see tremendous growth here from 656,000 in 2017, up to 794,000 in 2021, representing 21% growth across that period. We also look at this metric to drive our average revenue per customer, which as we saw on the last slide was over $1,100 at the end of 2021.

To the right, our total active annual subscribers, we've more than doubled this count. These are our customers who are on annual subscription products. We've grown that from 30,000 in 2017, up to 75,000 in 2021. This metric is also highly correlated to a metric we've spoken too often today, the percentage of our revenue that sits in annual subscription products. That metric has grown from 36% in 2017 to 46% in 2021. On the bottom left, our annual paid download volume. So here we're looking at total paid downloads across our subscribers and non-subscribers. Again here, tremendous growth $57 million in 2017, rose to $89 million in 2021.

We do see a bit of a step back in 2020 to $83 million reflecting COVID impact on our business. I'd also note this metric is actually understated. For some of our editorial customers, as you can imagine they might have a need for real time content, breaking news events. For some of those customers, we actually supply them content via a nearly instantaneous feed. So given the speed at which that content moves between us and the customer, we don't capture those downloads here, if we did, these numbers would be even higher.

On the bottom right, LTM annual subscriber revenue retention rate. So here for that same count of customers again, the annual subscribers, we're looking at how we retain their revenue prior 12 months, the next 12 month period. When we do this calculation, we're pulling in their total spend across both subscription and non-subscription products. We know that on average, these customers actually spend 20% of their spend outside of subscription products. When we look at these numbers, incredibly high, the average from 2017 through to 2019 was 99%. We finished 2021 at 104.5%.

Again, here we see a step back in 2020 to just about 88%, reflecting COVID impact on our business. Also note, this is a blended average and includes our smallest customers, and our largest enterprise customers. When we look at this metric for those large enterprise customers, we're well over 110% revenue retention rate.

On the top two metrics, here, we're looking at the size of our content library, I will admit we do not derive a lot of financial insight from these two metrics. That's because we know that we can see on the depth, breadth and quality of our library, not the size. However, when we see growth here in the size of our content library, combined with growth in paid downloads, we know that we're getting our customers the content that they need. Last but not least, video attachment rate. We see good growth here growing from just about 8% in 2017, up to 12% in 2021.

We look at this chart, we see nothing but opportunity. We know the video demand is growing. We know that customers want this content more than they ever have. We know these customers are better customers. And we know that we're at the early stages of this opportunity. We look to see this attachment rates grow in 2022 and beyond. Getty Images has a predictable and an adaptable financial model with 46% of our revenue in annual subscription products, incredibly high revenue retention rates, and acceleration of new customer growth driven by efficient and nimble marketing deployment.

We closed 2021 with a company high of 458,000 new customers, we've got stable high margins with a steady and scalable cost base. And we have a proven history of navigating periods of economic downturn and mitigating potential negative revenue impacts with disciplined cost management as we did in 2020. Our compelling 2021 performance and nearly 27 year history combined with that predictable and adaptable financial model provides us with a confident view to a long-term financial algorithm rooted entirely in organic growth, we are confident that we can conservatively deliver revenue growth of 5% to 7%, revenue less cost of revenue in that low 70% range, EBITDA growth of 8% to 11% with EBITDA growth outpacing revenue growth, because we believe we can get that revenue growth with high ROI efficient cost investment, EBITDA margins in the mid-30% range.

CapEx as a percentage of revenue, 5.5% to 6%. Again, this is a conservative model rooted entirely in our organic growth. It does not include potential upside or optionality around things we spoke about earlier today and it is data, AI, strategic M&A. So as we think about our capital structure and cash flow priorities, on the left, we look at levered pre-tax cash flow for 2021, we finished the year at $172 million. And you can see that consistent historic growth.

On a pro forma basis, we expect to see this climb north of $225 million at the close of this transaction and with the assumption of a potential reduction to annual interest expense of approximately $55 million driving significant expansion in cash flow. When we think about our leverage looking at net debt against adjusted EBITDA using the midpoint of our 2022 EBITDA guidance, our pro forma net leverage at the close of this transaction would be 3.2 times, we believe we have a path within 24 months of the close of this transaction to get that down even further to 2.5 to 3 times.

So as we think about what we'll do with that expansion in cash flow, our priority will continue to be to de-lever this business, we will also look to invest in growth across marketing, data, AI, technology, product innovation, and strategic evaluation of M&A opportunities. As a public company, we'll continue to look to balance our capital structure with shareholder return.

And now I'll pass it back to Craig.

Craig Peters - Chief Executive Officer, Getty Images, Inc.

As the adage goes, tell them what you'll tell them, tell them and then tell them what you told them. I hope you found the presentations and videos to be informative, and I hope you took away some of what makes Getty Images a great and durable business. But just in case you missed something, this is a Blue Chip company with 27 years of leadership and deep customer relationships. It is highly differentiated through our exclusive and high quality content.

There are strong network effects stemming from a virtuous circle that starts with our unique expertise, and the highest quality partners and contributors, 80,000 of which are exclusive to us. These partners and contributors invest to produce the highest quality content that our customers require. And through our model produce strong returns allowing for future investment in new high quality content. We provide a unique all-in subscription offering, which combines creative and editorial assets across imagery and video in one convenient product. We have new high potential offerings, which can meaningfully increase our TAM and customer ARPU which is by offerings such as custom content, and Unsplash.

Our unique assets, including our owned archive positions Getty Images to be a strategic content partner regardless of the opportunity and that's inclusive of NFT's. The result of all these factors is a very differentiated, durable and profitable business. We're playing into a world that needs our offerings more and more every day. And we have a well-positioned brand and products to cover the full market.

The transaction prices the business at an attractive entry valuation alongside existing, committed long-term shareholders. We have an engaged team with a history of strong execution. That team is 100% focused on delivering the proven growth opportunities in front of us. Continued corporate expansion, video growth, marketing and geographic expansion and Unsplash. Add to that the optionality embedded in our core assets and we're really excited by and confident in our future prospects for growth. If a picture is worth a 1000 words, then a video is worth so much more.

So please indulge me one more thirty second video showcasing the uniqueness of Getty Images. Thank you.

Disclaimer

This confidential investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to an investment in connection with the proposed business combination (the “Business Combination”) between CC Neuberger Principal Holdings II (“SPAC”) and Griffey Global Holdings, Inc. (together with its subsidiaries, the “Company”). The information contained herein does not purport to be all-inclusive and none of SPAC, the Company or their respective representatives or aﬃliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SPAC has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives.

This Presentation is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. The delivery of this Presentation shall not be taken as any form of commitment on the part of SPAC, the Company or its shareholders to proceed with a transaction, and no offers will subject SPAC, the Company or its shareholders to any contractual obligations before definitive documentation has been executed. SPAC and the Company reserve the right at any time without prior notice and without any liability to (i) negotiate with one or more prospective investors in accordance with any timetable and on any terms that SPAC or the Company may decide, (ii) provide different information or access to information to different prospective investors, (iii) enter into definitive documentation and (iv) terminate the process, including any negotiations with any prospective investor without giving any reasons therefor. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of SPAC, the Company or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you conﬁrm that you are not relying upon the information contained herein to make any decision.

The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

This Presentation and information contained herein constitutes conﬁdential information and is provided to you on the condition that you agree that you will hold it in strict conﬁdence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. By accepting this Presentation, the recipient agrees (a) to maintain the confidentiality of all information that is contained in this Presentation and not already in the public domain and (b) to return or destroy all copies of this Presentation or portions thereof in its possession upon request.

Forward Looking Statements

Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SPAC’s or the Company’s future ﬁnancial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, projections of the Company’s future ﬁnancial results, including future Revenue and Adjusted EBITDA, possible growth opportunities for the Company and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SPAC and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated July 30, 2020 or in other documents filed by SPAC with the SEC and the “Risk Factors” section included in the Appendix to this Presentation. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update or revise these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation.

The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect.

Non-GAAP Financial Measures

This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA and cost of revenue as a % of revenue, and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing results of operations and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Financial Information

The historical financial information regarding Getty Images, Inc. contained in this Presentation has been taken from or prepared based on historical financial statements of Getty Images, Inc.. These historical financial statements provided have only been reviewed under private company standards and have not undergone a public company audit. Updating for public company disclosure requirements will likely include changes to the classification & disclosure of preferred stock, derivative instruments and foreign currency, as well as other adjustments resulting from the public company audit. An audit of the Company’s consolidated financial statements in accordance with the requirements of the Public Company Accounting Oversight Board ("PCAOB") is in process and such financial statements will be included in the registration statement/proxy statement related to the Business Combination. Accordingly, the historical financial information included herein should be considered preliminary and subject to adjustment in connection with the completion of the PCAOB audit. The Company's results and financial condition as reflected in the financial statements included in the registration statement/proxy statement may be adjusted or presented differently from the historical financial information included herein, and the differences could be material.

Use of Projections

This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue growth and EBITDA Margin, for the Company's fiscal years 2021 through 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Industry and Market Data

This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk.

Trademarks

This Presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The Company’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights.

For a description of the risks associated with an investment in the Company, including with respect to its business and operations, we refer you to the "Risk Factors" section in the Appendix to this Presentation.

Additional Information

In connection with the proposed Business Combination, the parties have filed with the SEC on January 18, 2022 a registration statement on Form S-4 (File No. 333-262203) containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166 (phone: (212) 355-5515).

Participants in the Solicitation

SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus related to its initial public offering dated July 30, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166 (phone: (212) 355-5515). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted.